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                             February 8, 2021

       Thomas J. Milani
       Chief Financial Officer
       Figure Acquisition Corp. I
       650 California Street, Suite 2700
       San Francisco, CA 94108

                                                        Re: Figure Acquisition
Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2021
                                                            File No. 333-252686

       Dear Mr. Milani:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       Shares of Class L Common Stock, page 20

   1. We note your response to comment 3 in our letter dated February 2, 2021. The 3,968,254 amount of Class L
shares converted for a Strategic Transaction of at least $15 per share of
                                                        Class A common stock
within one year after the business combination appears incorrect.
                                                        Please include the base
value for each factor in the formula to clarify how this amount is calculated. Also, other
than the example at $12.50 per share, the amounts in your
                                                        examples of Class L
shares converted for a Strategic Transaction of at least $10 per share of Class A common stock
more than one year after the business combination do not
                                                        reconcile with your
formula disclosures. Please revise and clarify your examples. If applicable, revise your
amended and restated certificate of incorporation to reflect any changes to the Class L
conversion formulas.
 Thomas J. Milani
Figure Acquisition Corp. I
February 8, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameThomas J. Milani
                                                           Division of
Corporation Finance
Comapany NameFigure Acquisition Corp. I
                                                           Office of Real
Estate & Construction
February 8, 2021 Page 2
cc:       Derek Dostal, Esq.
FirstName LastName